UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFOSPI, INC.
 (Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

45678X 103
 (CUSIP Number)

DROR SVORAI
1720 HARRISON STREET, 18TH FLOOR, SUITE PENTHOUSE A, HOLLYWOOD, FLORIDA 33020

TELEPHONE NO.  (305) 573-0441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

November 25, 2010
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Person: Dror Svorai

2. Check the Appropriate Box if a Member of a Group (SEE Instructions)

(a) ☐
(b) ☐

3. SEC Use Only:

4. Citizenship or Place of Organization

USA

Number of Shares Beneficially by Owned by Reporting Person With:

7. Sole Voting Power: 41,415,810 (1) (2)

8. Shared Voting Power: -0-

9. Sole Dispositive Power: 41,415,810 (1) (2)

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Reporting Person: 41,415,810 (1) (2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE INSTRUCTIONS):

13. Percent of Class Represented by Amount in Row (11): 42.7%(2)

14. Type of Reporting Person (SEE Instructions): IND

(1) This figure consists of: (i) 12,500,000 shares of common stock; and (ii) 28,915,810 shares of common stock held in escrow of which certain shares have and will be released according to the terms and provisions of that certain share purchase agreement. All 28,915,810 shares held in escrow will be released to the Reporting Person no later than March 15, 2011.

(2) Based on 96,890,258 shares of the Issuer's common stock issued and outstanding as of November 30, 2010.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of InfoSpi, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The principal executive office of the Issuer is 1720 Harrison Street, 18th Floor, Suite Penthouse A, Hollywood, Florida 33020.

ITEM 2. IDENTITY AND BACKGROUND

A. NAME OF PERSON FILING THIS STATEMENT:

This statement is filed by Dror Svorai (the "Reporting Person"). By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B. RESIDENCE OR BUSINESS ADDRESS:

The business address of the Reporting Person is 1720 Harrison Street, 18th Floor, Suite Penthouse A, Hollywood, Florida 33020.

C. PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

The Reporting Person is a businessman engaging in investment opportunities.

D. CRIMINAL PROCEEDINGS:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E. CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective on November 25, 2010, Eilay Maman and Oyster Shell Investments LLLP (collectively, the “Seller”), who are the record holders of an aggregate 28,915,810 shares of common stock of the Issuer, entered into a share purchase agreement dated November 25, 2010 (the “Share Purchase Agreement”) with the Reporting Person. In accordance with the terms and provisions of the Share Purchase Agreement, the Seller sold the 28,915,810 shares of restricted common stock of the Issuer to the Reporting Person at a price of $0.011 per share for a total purchase price of $325,000.00. The terms and provisions of the Share Purchase Agreement provide that: (i) $150,000 is to be paid upon execution (which as of the date of this Schedule 13D has been paid); (ii) $50,000 is due and owing on January 15, 2011; (iii) $50,000 is due and owing on February 15, 2011; and (iv) $75,000 is due and owing on March 15, 2011. Until the purchase price is paid in full by the Reporting Person, the shares of common stock are being held in an escrow account to be released pro-rata to the Reporting Person as the installments are paid to the Seller by the Reporting Person.  The source of funds used by the Reporting Person to acquire the 28,915,810 shares of common stock are personal funds.

In accordance with the further terms and provisions of the transactions, the Issuer issued an additional 12,500,000 shares of restricted common stock to the Reporting Person pursuant to the appointment of the Reporting Person as the sole officer and sole director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer's shares as described in Item 3 for investment purposes.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) As of November 25, 2010, the Reporting Person was the beneficial owner of 12,500,000 shares (or approximately 12.9%) of the Issuer's common stock and upon release of the 28,915,810 shares held in escrow, the Reporting Person will be the beneficial owner of an aggregate 41,415,810 shares (or approximately 42.7%) of the Issuer’s common stock.

(b) As of November 25, 2010, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 12,500,00 shares (or approximately 12.9%) of the Issuer's issued and outstanding common stock and upon release of the 28,915,810 shares held in escrow, the Reporting Person will have the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of an aggregate 41,415,810 shares (or approximately 42.7%) of the Issuer’s common stock.

(c) As of November 25, 2010, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of November 25, 2010, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement dated November 25, 2010 among Eilay Maman and Oyster Shell Investment LLLP and Dror Svorai.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010	/s/ Dror Svorai
Dror Svorai